

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2021

Barry Anderson
CEO
Data Knights Acquisition Corp.
78 SW 7th Street
Suite 500
Miami, Florida 33130

       Re: Data Knights Acquisition Corp.
          Amendment No. 1 to Form S-1
          Filed April 7, 2021
          File No. 333-254029

Dear Mr. Anderson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Amendment No. 1 to Form S-1 Filed April 7, 2021

General

1.   Your disclosure on pages 71 and 143 states that the exclusive forum provision in your charter does not apply to claims under the Exchange Act or Securities Act. However, your charter states that the exclusive forum provision does not apply to claims under the Exchange Act and that, unless you consent otherwise, the federal district courts are the exclusive forum for claims under the Securities Act. Please revise your disclosure and/or charter for consistency and accuracy.

  Please contact Charlie Guidry at 202-551-3621 or Lilyanna Peyser at 202-551-3222 with

Barry Anderson
Data Knights Acquisition Corp.
April 13, 2021
Page 2

any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Andy Tucker